IVT  Software, Inc.

3840 South Water Street

Pittsburgh, PA 15203

Tel:  412-884-3028 x217

February 8, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: John Harrington
Staff Attorney

Re
Form 8-K/A Filed January 3, 2011
File No. 000-53437

Dear Mr. Harrington:

Pursuant to our phone conversation today in which you granted us a ten day extension to respond to your comment letter dated January 28, 2011, please be advised we will respond to your comments by February 22, 2011, and hopefully sooner.

Thank you.

/s/  Deric Haddad,
Chief Executive Officer